Amendment to the agreement relating to the purchase of 100% of the shares of the company TAAG

ON MARCH 31st 2011

BETWEEN THE UNDERSIGNED :

1.           DERYCZ SCIENTIFIC Inc.
1524 Cloverfield Blvd., Suite E
Santa Monica, CA 90404
USA
Represented by M. Peter Derycz, declaring that he is duly empowered for this purpose, and reserving the right to substitute  another company as Transferee.

The « Transferee » or the « Beneficiary ».

2.	FIMMOTAAG
A joint stock company with a share capital amounting to 13.312 Euros, having its registered offices at 3 rue Olympe De Gouges, 91350 GRIGNY, registered within the EVRY commercial registry under the number 430 108 050, represented by M. Mario Vendemiati and by Monsieur Patrice Chambin, each in their capacity as managing director, declaring and guaranteeing that they are duly empowered for this purpose.

3.           Monsieur Mario VENDEMIATI
Born on October 10, 1958, in Draveil (91210), having his personal address at 102 Route de Melun, 91250 SAINTRY SUR SEINE.

4.           Monsieur Patrice CHAMBIN
Born on December 18, 1953, in Paris (75014), having his personal address at 28 Allée de la Chênaie, 77310 SAINT FARGEAU PONTHIERY.

The Parties 2 to 4 are each hereafter designated individually, directly or indirectly, as a « Transferor » and acting collectively and jointly as the « Transferor»   or together, jointly and severally, the « Guarantor » pursuant to the Warranty (defined below).

The parties 1 to 4 being collectively designated hereafter collectively the « Parties » and individually a « Party ».

PREAMBLE

Pursuant to the terms and conditions of a share purchase agreement dated February 24th 2011, (the « Agreement »), the Parties have entered into an agreement pertaining to the sale of 100% of the share capital and voting rights of the company TECHNIQUES APPLIQUEES AUX ARTS GRAPHIQUES, a joint stock company with a share capital amounting to 89.000 € having its registered offices at 3 Rue Olympe De Gouges – Zac des Radars 91350 GRIGNY and registered at the commercial registry of EVRY under the number 431 289 156 (« TAAG » or the « Company »).

The Parties have agreed to amend certain terms and conditions of this Agreement (the « Amendment »).

The Parties agree to amend the articles 1.3, 1.4, 1.5, 2.9 and 7 of this Agreement as follows :

1.3	Payment Conditions’ of the Sale Price and undertakings of the Transferor

[…]

The Transferor commits to keep and not to transfer, cancel, or deposit in pledge, in any manner whatsoever, the DERYCZ SCIENTIFIC, INC. shares’ remitted in payment during the three (3) year period following the Closing Date (the « Restriction Period »), save for the pledge over 336.921 DERYCZ SCIENTIFIC shares’ in first rank to the benefit of the Transferee, as security for the representations made and warranties given in favor of the Beneficiary pursuant to the terms of this Agreement.

[…]

The remaining of the clause being unchanged.

1.4	Guarantee linked to change risk

The Parties agree to mutually cover the risk in case of variation of the exchange rate between US/EUR as follows:

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In case of variation of the exchange rate between the Euro and the US Dollar of more than 10% in favor of the EURO at the expiration of the Restriction Period, the Transferor will return a portion of the Derycz Scientific shares received in exchange for the Sale Shares representing the loss exceeding the 10% (i.e. the part above the 10%),

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In case of variation of the exchange rate between the Euro and the US Dollarof more than 10% in favor of the USD at the expiration of the Restriction Period, the Transferee will pay the Transferor a cash payment in Euro for the amount of the loss exceeding the 10% (i.e. the part above the 10%).

For the sake of clarity, te Parties mutually agree that the referential exchange rate is 1 EUR for 1,3387 USD and that the value of the Sale Price in Euro at the prevailing exchange rate at the expiration of the Restriction Period would have to be more than 825.000 Euro or less than 675.000 Euro for this guarantee to apply.

1.5	Earn Out

For the sake of fixing a material mistake, this article 1.5 is amended hereby for the calculation of the Earn Out for the net income before taxes of TAAG payable on April 15th each year until 2016 as follows:

o	Forty per cent (40%) of the net income before taxes of TAAG for the year ending on 31 December [2011/2012/2013/2014/2015], for the part of the result exceeding three hundred thousand (300.000) Euros.

[…]

This article is also modified as follows:

[…]

The Earn Out will be payable, at the Transferor's choice, either in DERYCZ SCIENTIFIC shares’ at the `considered date, or in cash.  If an Earn Out payment is paid in Derycz Scientific shares, the price per share used to determine the number of shares shall be equal to the closing market share price 5 business days before the payment date. It is hereby reminded that in the event where the Transferee is in default under its credit line agreement with Silicon Valley bank and as a result a payment in cash is no longer possible, the payment will be made in DERYCZ SCIENTIFIC shares, this being acknowledged by the Parties.

[…]

The remaining of the clause being unchanged.

2.9	Guarantee of the Guarantor

As guarantee of the representations made and warranties given to the Beneficiary under this Warranty, the Guarantor will grant a first-rank pledge in favor of the Transferee over 336.921 DERYCZ SCIENTIFIC shares remitted in payment of the Sale Price.

It being specified that this guarantee of the Guarantor will survive for all and any claims as per this Warranty not yet settled and still pending at the termination of this Guarantee of the Guarantor.

7.	SPECIFIC UNDERTAKINGS FROM THE PARTIES

Within the framework of the bank first demand guarantee for an amount of two hundred eighty five thousand (285.000) Euros granted by BANQUE POPULAIRE LORRAINE CHAMPAGNE as guarantee for the payment of the rents as per the commercial lease entered into on 30 December 2008, M. Mario VENDEMIATI and M. Patrice CHAMBIN commit to jointly and severally guarantee towards BANQUE POPULAIRE LORRAINE CHAMPAGNE as security of the first demand bank guarantee granted by this latter. The amount of this joint guarantee granted by MM. Mario VENDEMAITI and Patrice CHAMBIN will be equal to the amount of the first demand bank guarantee granted by BANQUE POPULAIRE LORRAINE CHAMPAGNE and will be reduced prorata the reduction of the first demand bank guarantee as the case may be.

The Transferee agrees that the Company will reimburse any amount that can be claimed against MM. Mario VENDEMIATI and Patrice CHAMBIN as per this joint guarantee.

The remaining of the Agreement being unchanged.